Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 2, 2007 (which includes an explanatory paragraph relating to the application of Statement of Financial Accounting Standard No. 123(R) and 158 for the year ended December 31, 2006) accompanying the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Lakeland Bancorp, Inc. and subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2006 which are incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference in the Registration Statement and Prospectus of the aforementioned reports and to the use of our name as it appears under the caption “Experts”.

/s/  Grant Thornton LLP

Philadelphia, Pennsylvania

March 27, 2007